File No. 70-10280

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM U-1/A
AMENDED APPLICATION/DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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PNM RESOURCES, INC.
PNMR SERVICES COMPANY
PUBLIC SERVICE COMPANY OF NEW MEXICO
ALVARADO SQUARE (MS-0920)
ALBUQUERQUE, NEW MEXICO 87158

TEXAS-NEW MEXICO POWER COMPANY
4100 INTERNATIONA L PLAZA
FORT WORTH, TEXAS 76109

(Names of companies filing this statement and address of principal executive offices)
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PNM RESOURCES, INC.

(Name of top registered holding company parent of each Applicant or Declarant)
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PNMR SERVICES COMPANY
Alvarado Square (MS-0920)
 Albuquerque, New Mexico  87158
(Name and address of agent for service)
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The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

John Loyack
Senior Vice President and Chief Financial Officer
PNM Resources, Inc.
PNMR Services Company
Public Service Company of New Mexico
Alvarado Square (MS-0920)
Albuquerque, New Mexico 87158
(505) 241-4691
(505) 241-2368 (facsimile)

Robert P. Edwards Jr.
Amie V. Colby
Troutman Sanders LLP
600 Peachtree Street, NE, Suite 5200
Atlanta, GA 30308-2216
(404) 885-3134
(404) 962-6550 (facsimile)
robert.edwards@troutmansanders.com
amie.colby@troutmansanders.com

The Application/Declaration pending in the above-referenced filed is amended and restated in its entirety to read as follows.

Item I: Description of Transaction

A.  Request

            This Application/Declaration is filed with the Securities and Exchange Commission (the "Commission") principally pursuant to Section  13 of the Public Utility Holding Company Act of 1935, as amended (the "Act") and Commission Rules 82 and 88.[1]  This Application/Declaration seeks five affiliate services related authorizations, as described below.

            First, the Application seeks authorization for the continued operation of a wholly owned subsidiary service company, PNMR Services Company ("Services"), and for it to continue to provide services at cost in accordance with the Commission's regulations to its holding company parent, PNM Resources, Inc. ("PNM Resources"), and to PNM Resources' active subsidiaries.  Prior to June 6, 2005, those included Public Service Company of New Mexico ("PNM"), Avistar, Inc. and PNMR Development and Management Corporation.[2]  On June 6, 2005, pursuant to a declaration made effective by Holding Company Act Release No. 27979 (June 1, 2005) (the "Acquisition Order"), PNM Resources acquired all of the voting securities of TNP Enterprises, Inc. ("TNP Enterprises"), a holding company which has since registered under the Act.  The Acquisition Order authorized Services to provide services to TNP Enterprises and its active subsidiaries.  The Acquisition Order also authorized transferring shared services employees and their functions from subsidiaries of TNP Enterprises to Services.  Acquisition Order at 17.  As of June 6, 2005, the active subsidiaries of TNP Enterprises included Texas-New Mexico Power Company ("TNMP"), a Texas corporation, and electric utility company; FCP Enterprises, Inc., a Delaware corporation, and an intermediate subsidiary parent of First Choice

[1]  Rule 88(b) provides for approval of a subsidiary service company based upon a declaration filed with the Commission on Form U-13-1.  In recent decisions, the Commission has made findings under Section 13(b) based on information set forth in an application on Form U-1, without requiring a filing on Form U-13-1.  See Great Plains Energy Inc., HCAR No. 35-27662, 70-10064 (Mar. 31, 2003).  In this Application/Declaration, Applicants have submitted substantially the same application information as would have been submitted in a Form U-13-1. Moreover, proceeding on the basis of a Form U-1 application has provided the flexibility to present to the Commission the other issues pertinent to the formation and operation of Services.  Accordingly, it is submitted that it is appropriate to find that Services will be so organized and shall be so conducted as to meet the requirements of Section 13(b) of the Act based upon this application on Form U-1, or, alternatively, that this Application/Declaration should be deemed to constitute a filing on Form U-13-1 for purposes of Rule 88.

[2] PNMR Development and Management Corporation is engaged in contract administration concerning the Luna Energy power generation project.  PNM Resources, HCAR No. 27934 (December 30, 2004) describes the Luna energy project and authorizes the formation of subsidiaries for project development. PNM Resources, HCAR No. 27934 (December 30, 2004), also addresses the formation of further non-utility subsidiaries by PNM Resources, including Exempt Wholesale Generators and energy-related subsidiaries and provides for affiliate service transactions to be at cost.

Power, L.P., and First Choice Power Special Purpose, L.P. (collectively" First Choice"),[3] and First Choice, an energy-marketer.  Such services are to be provided in accordance with Section 13 of the Act and Rules 88, 90 and 91.  The recipients of such services are referenced herein as "Service Recipients."  As of January 1, 2005, PNM Resources ceased providing services to its affiliates.

            Second, TNMP requests authority pursuant to Section 13(b) of the Act to sublease and provide access to its existing offices and related facilities owned or leased by it at cost to Services and to First Choice.  TNMP's leasehold interests were obtained by TNMP substantially prior to the acquisition of TNP Enterprises by PNM Resources.  Before such acquisition, TNMP provided certain shared services to First Choice and TNPE Enterprises.  Prior to the acquisition, such employees occupied TNMP's leased offices and related facilities which are leased from a non-affiliate.  In connection with the acquisition closing, the services agreements between TNMP and First Choice and between TNMP and TNP Enterprises were terminated, and the new services agreements with Services were entered into.  In light of the transfer of shared services employees from TNMP to Services, TNMP requests authority to lease such offices and related facilities at cost to Services, and authority for Services to provide access at cost to a portion of such offices and related facilities to First Choice.

            Third, to the extent authority is required pursuant to Sections 9, 10, and 11 of the Act, PNM Resources requests authority to continue its practice of subleasing insubstantial space in its Alvarado Square office building to certain non-affiliates.  PNM Resources subleases insubstantial space in its Alvarado Square office building to several non-affiliated tenants that are engaged in businesses that pertain to the functions of the complex, including a restaurant that serves employees, parking services and a data management center.

            Fourth, Applicants further request that the Commission authorize reporting pursuant to Rule 93 that is consistent with the form of accounts required by rate regulatory agencies, including Federal Power Act Form 1, to the extent there is a conflict between such accounts and those prescribed pursuant to 17 C.F.R. part 256.  Applicants are not requesting relief from Rule 94.

            Fifth, PNM requests authority to provide generating plant operating dispatch services to its affiliates at cost in compliance with Rules 90 and 91.

B.  Description of Applicants

            Applicant PNM Resources was originally formed as the parent of PNM, an electric and gas utility, pursuant to an order of the NMPRC dated June 28, 2001 in NMPRC Docket No. 3137 ("NMPRC Order").  Pursuant to the NMPRC Order, PNM Resources provided certain services at cost to its subsidiaries and acquired certain assets, including an office building, leasehold

[3] First Choice Power Special Purpose, L.P. is a Texas limited partnership and a bankruptcy remote special purpose entity certificated retail electric ("REP") provider in Texas to which the original REP certificate of First Choice Power was transferred pursuant to an Order of the Public Utility Commission of Texas.  A new certificate was granted to First Choice Power, Inc., which is now First Choice Power, L.P., also a subsidiary of TNP Enterprises and FCP Enterprises, Inc.  These entities are collectively called "First Choice."

interests, fixtures, and office equipment, in order to support performing corporate and support services for the subsidiaries of PNM Resources.

            Applicant PNM Resources is a holding company that has registered under the Act.[4]  PNM Resources does not own any significant assets other than the stock of its subsidiaries, conducts no business other than as a holding company[5], and has ceased providing services to its subsidiaries.[6]

Applicant's largest subsidiary[7] is a public-utility company, PNM.[8]  PNM is an applicant because, to the extent authorization is required beyond that extended by Rule 87, and subject to other state and federal regulatory requirements, including Rule 53, PNM requests authority to provide generating plant dispatch services to its affiliates at cost, as described earlier in this Application.  Its dispatch center supports its control area function and will be predominantly used to support PNM plant dispatch and transactions.  Duplication of the center would be uneconomical.

Applicant Services is a direct, wholly-owned New Mexico corporate subsidiary of PNM Resources.  On January 1, 2005, Services succeeded to the affiliate service responsibilities and service-related assets of PNM Resources.  Services' capitalization consists of 1,000 shares of common stock, no par value.  It is anticipated that Services will finance its business through working capital, equipment and assets contributed by PNM Resources and issuance of debt securities exempted under Rule 52(b) to associate companies or unaffiliated parties or otherwise authorized by the Act, Rules and Commission orders.  PNM Resources has contributed to Services certain physical property and contract rights as are necessary for Services to succeed to

[4] PNM Resources filed its registration under the Act on December 30, 2004.  PNM Resources, Inc., HCAR No. 27934 (December 30, 2004), further provided that PNM Resources would file an application to qualify its service company under Rule 88 within thirty days of registration.

[5] It has leasehold and ownership rights in buildings and facilities used in the conduct of its subsidiaries' business operations.

[6]  PNM Resources sponsors a system-wide corporate credit card plan used exclusively for business expenses and designed to lower costs with respect to employee business expenses.  The administration of this plan is carried out by Services; accordingly, this service is not provided by PNM Resources.

[7]  Pursuant to PNM Resources, Inc., HCAR 27934 (December 30, 2004), PNM Resources is authorized to retain energy-related, intermediate  and project development administrative subsidiaries, none of which are applicants herein, and which, absent further Commission authorization, will only provide affiliate services as authorized under Rule 87.

[8]  PNM, a New Mexico corporation, is a wholly-owned, public utility operating company subsidiary of PNM Resources.  PNM is engaged in the generation, transmission, distribution, sale, and marketing of electricity, and in the transmission, distribution, and sale of natural gas.  PNM provides retail electric service to customers located in a large area of north central New Mexico, including the City of Albuquerque and the City of Santa Fe, and sells electricity for resale in interstate commerce.  In addition, PNM's natural gas operations distribute natural gas to most of the major communities in New Mexico, including the City of Albuquerque and the City of Santa Fe. PNM owns substantial utility assets in the State of Arizona and engages in wholesale sales of electricity outside the State of New Mexico.  The Commission has determined that PNM Resources' "electric utility assets and operations constitute a primary integrated public utility system satisfying the requirements of section 2(a)(29)(A) of the Act...[and that] PNM Resources gas utility operations constitute an additional integrated utility system, satisfying the requirements of section 2(a)(29)(B), that is retainable under the standards of section 10 and 11 of the Act."  PNM Resources, Inc., HCAR 27934 (December 30, 2004), at 7.  PNM provides electrical control area services for much of New Mexico, including the service area of PNM and TNMP in New Mexico.

the services function previously performed by PNM Resources.  Also, PNM Resources has contributed $5 million cash to Services.[9]  Approximately six hundred employees have transferred to the payroll of Services from PNM Resources and its affiliates.  In order to provide substantially the same services as were previously provided by PNM Resources, Services has entered into leases and subleases with PNM Resources to occupy essentially the same office space that PNM Resources used for corporate support services at rates established at cost.  This arrangement avoids the transactional costs that would otherwise be incurred in transferring property rights.

Applicant TNMP is a regulated electric utility company incorporated in Texas, and operates in Texas and New Mexico.  As described above, it and its affiliate First Choice became subsidiaries of PNM Resources on June 6, 2005, pursuant to the Commission's June 1, 2005, authorization.

C.  Provision of Services to Service Recipients.

            Services has entered into an Administrative Services Agreement Between PNM Resources and Services, appended to this Application as Exhibit B-1 ("Services Agreement").  Appendix 1 to the Services Agreement provides an itemization of services to be provided[10] and Appendix 2 to the Services Agreement specifies the methods of allocating costs.  Services requests authorization to provide services pursuant to Rules 90 and 91 to authorized affiliate Service Recipients on terms substantially identical to the Services Agreement.

            PNM and Avistar have consented to the amendment and assignment from PNM Resources to Services of their previously existing service agreements so as to conform to the terms of the Services Agreement and enable PNM Resources to cease rendering affiliate services.  The original service agreements and assignments to Services are attached hereto as Exhibits B-2, B-3, B-4, B-5, and B-6.  Exhibits B-7 through B-10 include the service agreements entered into between Services and the subsidiaries added pursuant to the Acquisition Order.  Services requests authority to continue providing the services described in such exhibits.  The PNM Resources system conducts an annual review of its Service Agreements in order to update them.  The current Appendix 2 is appended by this Application, and the service agreements have been amended to update the cost allocations in accordance with the new Appendix 2.

            Although the Service Agreements appended hereto will govern services rendered pursuant to this Application, no provision of the Services Agreements shall be deemed to enlarge the authority conferred herein or by other applicable Commission orders or rules.[11]  Moreover, the authority requested herein shall only be exercised to the extent permitted under other state or

[9]  PNM Resources further intends to loan funds to Services at the effective cost of capital as authorized by Rule 52(b).

[10]  As discussed above, the only service function that will remain at PNM Resources is the provision by it of access to offices to Services and PNM.  Otherwise, Services proposes to provide its Service Recipients with all administrative, management, and support services as described by Appendix 1 to Exhibit B-1.

[11]  Other than providing dispatch operating services on a regular basis to affiliates, PNM seeks no authority to provide services beyond that conferred by Rule 87.

federal regulatory requirements and the authority sought herein shall not preempt any exercise of state or federal rate regulatory authority.

            Applicants have determined that the existing methods of allocating costs presented by Appendix 2 to the Services Agreement are consistent with those approved by the NMPRC on June 28, 2001 in NMPRC Case No. 3137.[12]              Under these cost allocations, the costs for services will be assigned to the companies that cause or benefit from those services.  All charges for service shall be distributed among Service Recipients, to the extent possible, based on direct assignment.  Costs which cannot be directly charged will be allocated using an appropriate cost allocation methodology that will take into account the cost causation of the type of service to be allocated.  The application of a specific allocation method will be determined based upon principles of cost responsibility traditionally applied in electric and gas utility accounting and regulation such that each functional area supported by Services bears a fair share of fixed costs in addition to paying the variable costs associated with specific activities.[13]  Charges for all services provided by Services to its Service Recipients under the Service Agreements will be on an "at cost" basis as determined under Rules 90 and 91 of the Act.  Allocation of costs pursuant to methodologies rendered effective by the Commission shall not preempt any state or federal regulatory agency from exercising its rate regulatory authority.

            Services requests a waiver of Rule 93 to the extent required to comply with the chart of accounts required by FERC or other utility rate regulatory agencies.[14]  Services' accounting and cost allocation methods and procedures are structured so as to comply with the Commission's standards for service companies in registered holding company systems.  Services' billing system will use the "Uniform System of Accounts for Mutual Service Companies," established by the Commission for holding company systems. Services will utilize the chart of accounts specified in the Federal Energy Regulatory Commission's ("FERC") Uniform System of Accounts for Public Utilities and Licensees (18 C.F.R. § 101).  Services does not request a waiver of Rule 94.

            No material change in the organization of Services, the type and character of the companies to be serviced, the methods of allocating cost to Service Recipients, or the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulations or order thereunder, shall be made unless and until Services shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change.  If, upon the receipt of any such notice, the Commission shall notify Services within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until Services shall

[12]  Appendix 2 also separately identifies certain allocation methods appropriate for shared services functions transferred from TNP Enterprises subsidiaries pursuant to the Acquisition Order.

[13]   Direct charges of costs also bear allocations of overheads so that each activity supported by Services contributes to the recovery of overhead costs.

[14]   See, e.g. CenterPoint Energy, Inc., HCAR No. 27775 (December 13, 2003); CP&L Energy, Inc.  HCAR No. 27284 (November 27, 2000).

 have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.[15]

Item II: Fees, Commissions and Expenses

            The fees, commissions and expenses incurred or to be incurred in connection with transactions proposed herein are anticipated not to exceed $ 25,000.00.

Item III: Applicable Statutory Provisions

            Section 13 of the Act and Rules 88, 90 and 91 are considered applicable to this Application/Declaration, which is filed within thirty days of the registration of PNM Resources as a holding company pursuant to Rule 82. The types of services and cost allocation methodologies proposed by Applicants are typical of those approved under the Act, and involve those functions where economies of scale can be captured for the benefit of the public, consumers and investors through the use of a system service company. See CenterPoint Energy, Inc., HCAR No. 27775 (December 13, 2003); Great Plains Energy Inc., HCAR No. 35-27662, 70-10064 (Mar. 31, 2003); Dominion Resources, Inc., HCAR No.27630 (December 30, 2002); CP&L Energy, Inc., HCAR No. 27284 (November 27, 2000).

             Services is a previously inactive subsidiary of PNM Resources to which PNM Resources has contributed capital and which now performs services for its affiliated companies as a subsidiary service company pursuant to the Commission's rules. Pursuant to the Acquisition Order, certain shared services employees, once employed by TNMP, have been reassigned to Services. They continue to occupy the same workplace. TNMP proposes to make the existing office space used by shared services employees available at cost to Services, which will provide part of such space to First Choice pursuant to its service agreement at cost.  The office space used by the discrete group of "shared services" employees at the TNMP office building will continue to be associated with those employees (who will not need to move physically), and the cost associated with the space specific to First Choice  will be directly assigned to First Choice. Commission approval of such arrangements will minimize the total cost that will be incurred by TNMP and Services, will help assure that those costs continue to be assigned and recovered from the business functions associated with those costs, and will assure continuity of the services actually being provided, and are therefore in accordance with the public interest as specified by Section 13(b). The transition of these shared services employees to Services was specifically addressed in H.C.A.R. No. 27979 (June 1, 2005).

            With respect to the generation dispatch services PNM proposes to offer its affiliates, such dispatch services would avoid the necessity of establishing multiple groups of dispatchers within the PNM system or transferring the dispatchers to Services.  The predominant use of the dispatch center pertains to PNM's self-owned generation and energy purchases and sales.  Although a transfer or creation of the second dispatch center may be necessary in the future, maintaining that function at PNM on a system-wide basis is most economical at this time.  The Commission authorizes services at cost by a public-utility company to its affiliates on a routine basis where

[15]   An equivalent condition was imposed in Energy East Corp., HCAR No. 27729 (September 30, 2003) at 2.

 transferring the function would incur additional costs and the function is predominantly used by the public-utility company.  Energy East Corp. HCAR No. 27729 (September 30, 2003) at 4. [16]

            To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those specified above, request for such authorization, exemption or approval is hereby made.

Item IV. Regulatory Approvals

            No further state or federal regulatory agency approval other than that of the Commission under the Act is required for the Application/Declaration to be effective and for the transactions described therein to be carried out.  The approval of this Application/Declaration shall not be deemed to preempt any state or federal regulatory authority in the exercise of its rate regulatory jurisdiction.

Item V. Procedure

            Applicants respectfully request that the Commission issue and publish the requisite notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable.  The Applicants request that the Commission's order approving this Application/Declaration be issued as soon as the rules allow, and that there should not be a 30-day waiting period between the issuance of the Commission's order and the date on which the order is to become effective.

            The Applicants hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

Item VI. Exhibits and Financial Statements

A-1      (99.1) Articles of Incorporation of Services
A-2      (99.2) Bylaws of Services
B-1      (99.3) Services Agreement
                        Appendix 1 - Itemization of Services
                        Appendix 2 - Cost Allocation Methodology
B-2      (99.4) Assignment and Assumption of PNM Administrative Services Agreement
B-3      (99.5) Assignment and Assumption of Avistar Administrative Services Agreement
B-4      (99.6) Original PNM Administrative Services Agreement
B-5      (99.7) Original Avistar Services Agreement
B-6      (99.8) PNMR Development and Management Corporation Services Agreement

[16]  PNM Resources' sublease of insubstantial space in its Alvarado Square office building to several non-affiliates whose activities complement Applicant's headquarter operations.  To the extent authorization is required under Sections 9, 10, and 11 of the Act, authorization should be granted because the continuation of this practice is reasonably incidental to the operation of an efficient office complex which is overwhelmingly occupied by employees of Applicant's system companies.

B-7      (99.9) Administrative Services Agreement Between PNMR Services Company and First Choice Power, L.P.
B-8      (99.10) Administrative Services Agreement Between PNMR Services Company and FCP Enterprises, Inc.
B-9      (99.11) Administrative Services Agreement Between PNMR Services Company and Texas-New Mexico Power Company
B-10    (99.12) Administrative Services Agreement Between PNMR Service Company and TNP Enterprises, Inc.
F-1      Opinion of Counsel (to be filed by amendment)

Item VII. Information as to Environmental Effects

            The transactions proposed herein will not involve major federal actions significantly affecting the quality of human environment as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. 4321 et. seq. Second, consummation of these transactions will not result in changes in the operations of PNM Resources or its subsidiaries that would have any significant impact on the environment.  To the knowledge of the Applicants, no federal agency is preparing an environmental impact statement to this matter.

Signatures.

            Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants have duly caused this Application/Declaration on Form U-1 to be signed on their behalf by the undersigned thereto duly authorized.

PNM Resources, Inc.,
PNMR Services Company
Public Service Company of New Mexico
Alvarado Square
Albuquerque, New Mexico 87158

/s/ John R. Loyack
Name:	John R. Loyack
Title:	Senior Vice President and Chief Financial Officer
Date:	July 26, 2005

Texas-New Mexico Power Company,
4100 International Plaza
Fort Worth, Texas 76109

/s/ Terry R. Horn
Name:	Terry R. Horn
Title:	Vice President, Secretary and Treasurer
Date:	July 26, 2005

Appendix 2

PNMR Services Company: Cost Allocation Methodology

     This document sets forth the methodologies used to assign or allocate the costs of services for affiliates and other costs centers that receive services from PNMR Services Company within the PNM Resources, Inc. registered holding company system.

Cost Assignment and Allocation

PNMR Services Company costs shall be directly assigned, distributed or allocated to recipients in the manner described below:

1.      Costs accumulated in costs centers for services specifically performed for a singe recipient shall be directly assigned or charged to such recipient.

2.      Costs accumulated in costs centers for services specifically performed for two or more recipients shall be distributed among and charged to such recipients using methods determined on a cost causation basis consistent with the nature of the work performed and based on one of the allocation methods described below.

3.      Costs accumulated in cost centers for services of a general nature, which is applicable to all recipients or to a class, or classes of recipients shall be allocated among or charged to such recipients by application of one or more of the allocation methods described below.

*Financial Systems - Allocation

  Item Description:  The expenses allocated using the Financial System allocator are primarily for processing general ledger transactions and for computer support to the system.

  Allocation Method:  Expenses are allocated based on the volume of transactions processed for the cost center as a percent of the total transactions processed for all cost centers.

*Accounts Payable - Allocation

  Item Description:  The expenses allocated using the Accounts Payable allocator are primarily for processing accounts payable and for computer support to the accounts payable system.

  Allocation Method:  Expenses are allocated based on the number of invoices processed for the cost center as a percent of the total number of invoices processed for all cost centers.

***Asset Management - Allocation

  Item Description:  Costs allocated using the Asset management allocator are primarily for maintenance and reporting on the total fixed assets.

  Allocation Method:  Expenses are allocated based on the ratio of the total number of assets maintained for the cost center to the number of assets maintained for all of the  cost centers.

***Customer Service - Allocation

  Item Description:  The expenses allocated include server support for the customer billing system and the costs of printing reports and customer bills.

  Allocation Method:  Expenses are allocated based on the ratio of cost center customers to the total number of customers.

*Information Systems - Allocation

  Item Description:  The expenses allocated include information technology costs such as application support programming, management of software system projects, desktop computer support, and network support.

  Allocation Method:  The method used to derive this allocator is based on the number of network user ids of each cost center compared to the total number of network user ids.

*Building Allocation - Allocation

  Item Description:  Expenses allocated using the Building Allocation allocator include labor, repairs and maintenance, lease costs and building depreciation.

  Allocation Method:  Costs are allocated based on the ratio of square footage occupied by each cost center compared to the square footage occupied by all of the  cost centers.

*Massachusetts Method - Allocation

  Item Description:  Services provided to affiliates that are allocated using the Massachusetts Method consist of the Chief Financial Officer's office, President's Office, and general administrative support.

  Allocation Method:  A common industry utilized allocation method that derives an allocation factor by giving an equal weighing to three factors: revenues, number of employees and assets.  In this application, the formula derives an allocation factor by giving an equal weight to the ratio of revenues, assets and number of personnel within the cost centers.

***Employee Count - Allocation

  Item Description:  Expenses in this category include those costs incurred which benefit employees such as the servicing and administration of employee benefit plans of various types and payroll processing.

  Allocation Method:  These expenses are allocated based on the ratio of employees of the cost center to the total number of employees for all of the  cost centers.

*Directly Assigned - Allocation

  Item Description:  Expenses that fall under this category include, but are not limited to Workers' Compensation, Property Insurance and Legal services.

  Allocation Method:  The 100% allocator is used when expenses are specific to the individual cost centers.

**Budget Systems - Allocation

  Item Description:  The expenses allocated using the Budget System allocator are primarily for processing budget transactions.

  Allocation Method:  Expenses are allocated based on the number of budget system users for the cost center as a percent of the total number of budget system users

**Common General Office - Allocation

  Item Description:  The expenses allocated using the Common General Office allocator are primarily for such common costs as building rent and general mailroom costs.

  Allocation Method:  Expenses are allocated based on a weighted average of costs per cost center multiplied by the number of employees in each cost center.

**Company - Allocation

  Item Description:  The expenses allocated using the Company allocator are primarily for such costs where each company benefits equally from certain types of services such as financial reporting and forecasting.

  Allocation Method:  Expenses are allocated equally based on the number of companies receiving the service.

**Regulatory - Allocation

  Item Description:  The expenses allocated using the Regulatory allocator are primarily for such regulatory activities that are not directly attributable for a specific function.

  Allocation Method:  Expenses are allocated equally based on the number of companies receiving the regulatory service.

 **Project Accounting System - Allocation

  Item Description:  The expenses allocated using the Project Accounting System allocator are primarily for processing project transactions.

  Allocation Method:  Expenses are allocated based on the number of project system transactions for the cost center as a percent of the total number of project system transactions.

**Generic - Allocation

  Item Description:  Expenses are allocated using the Generic allocator when there is not another method based on cost causation.

  Allocation Method:  A common industry utilized allocation method that derives an allocation factor by giving an equal weighing to three factors: plant in service, O&M expenses (excluding purchase power and fuel) and number of customers.  The formula derives an allocation factor by giving an equal weight to the ratio of plant in service, O&M expenses (excluding purchase power and fuel) and number of customers within the cost centers.

* These allocation methodologies are in effect for shared services functions in New Mexico and apply to the affiliates of PNM Resources, Inc. (PNMR) existing prior to the acquisition of TNP Enterprises, Inc. (TNPE) by PNMR.

** These allocation methodologies are in effect for shared services functions in Texas and apply to the affiliates of TNPE existing prior to the acquisition of TNPE by PNMR.

***These allocations methodologies are in effect for shared services functions in both New Mexico and Texas and will apply to all of PNMR affiliates existing after the acquisition of TNPE by PNMR.